UNITED STATES                  ---------------
                       SECURITIES AND EXCHANGE COMMISSION        SEC FILE NUMBER
                             Washington, D.C. 20549                 000-13301
                                                                 ---------------
                                    FORM 12b-25                    CUSIP NUMBER
                                                                  Not applicable
                            NOTIFICATION OF LATE FILING          ---------------

(Check One): |X| Form 10-K  |_| Form 20-F  |_| Form 11-K  |_| Form 10-Q
             |_| Form N-SAR |_| Form N-CSR

For Period Ended: October 31, 2007

|_|   Transition Report on Form 10-K
|_|   Transition Report on Form 20-F
|_|   Transition Report on Form 11-K
|_|   Transition Report on Form 10-Q
|_|   Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

================================================================================
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
================================================================================

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:__________________________________

PART I - REGISTRANT INFORMATION

RF Industries Ltd.
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Full Name of Registrant

-------------------------
Former Name if Applicable

7610 Miramar Road, Bldg. 6000
-----------------------------
Address of Principal Executive Office (Street and Number)

San Diego, California 92126-4202
--------------------------------
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X| (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, and restatement of the audited financial statements could not be filed within the prescribed time period.

RF Industries Ltd. (the "Company") is unable to file its Annual Report on Form 10-KSB for the fiscal Year ended October 31, 2007 by the scheduled filing deadline due, in large part, to the acquisition of RadioMobile, Inc. by the Company during the fourth fiscal quarter. The acquisition resulted in additional effort to consolidate the financial results of RadioMobile and in the Company having to determine and allocate the fair value of the acquired assets.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     James Doss             858                     549-6340
     ----------             ---                     --------
       (Name)           (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X|Yes |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Net sales for the fiscal year ended October 31, 2007 decreased by approximately 2% from net sales for the fiscal year ended October 31, 2006, decreasing to $14,853,000 from $15,188,000. For the October 31, 2007 fiscal year, net income decreased to $1,135,000 compared to net income of $1,541,000 for the prior fiscal year.


                               RF Industries Ltd.
                               ------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 29, 2008                  By /s/ James Doss
                                           -------------------------------------
                                           James Doss, Chief Financial Officer


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